Exhibit 99(2)

Not for release, publication or distribution in or into the United States, Canada, Australia or Japan

PRESS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

8 February 2005

WEMBLEY PLC

CONDITIONAL SALE AGREEMENT WITH BLB INVESTORS, L.L.C.  IN RELATION TO WEMBLEY’S US GAMING DIVISION

Summary

•

Wembley is pleased to announce that it has entered into a conditional sale agreement with BLB in relation to a potential sale of Wembley Inc., the holding company of the Group’s US Gaming Division (comprising Wembley’s operations in Rhode Island and Colorado).

•

The net purchase price for the US Gaming Division, after taking into account the cost to Wembley of repurchasing BLB’s 22 per cent shareholding in Wembley, will be US$339 million in cash. Based on the current issued share capital (excluding BLB’s shareholding in Wembley), the net purchase price equates to approximately 674 pence per share at the current US$/£ exchange rate of 1.86.

•

The sale agreement is conditional upon, inter alia, BLB agreeing a definitive long-term revenue-sharing arrangement (the “Long Term Deal”) for the Lincoln Park operation with the State of Rhode Island, its formal ratification by the Rhode Island State legislature and upon BLB entering into definitive financing arrangements with its lenders.

•

BLB has discussed outline terms of a Long Term Deal with certain key Rhode Island State officials. The Governor, the President of the Senate and the Speaker of the House of Representatives yesterday issued a joint announcement supporting the acquisition of Lincoln Park by BLB and the concept of a Long Term Deal. At this stage, there is no certainty that a Long Term Deal will ultimately be ratified.

•

The sale agreement envisages a reorganisation of certain Wembley subsidiaries (the “Lincoln Park Reorganisation”) to exclude from the companies being sold Lincoln Park, Inc., the entity that is subject to the Lincoln Park Litigation.

•

The sale agreement is also conditional upon, inter alia, the completion of the Lincoln Park Reorganisation, receipt of regulatory clearances from the Rhode Island Lottery Commission, the Rhode Island Department of Business Regulation and other relevant regulators together with the approval of Wembley’s shareholders (other than BLB). The sale agreement may be terminated by either party if completion of the Transaction has not occurred by 30 May 2005.

•	It is anticipated that the Wembley Board will return surplus cash to shareholders after completion of the Transaction. The structure and timing of such return has yet to be determined.
•

It is intended that a circular convening an Extraordinary General Meeting of Wembley shareholders will be despatched in due course, but not before the Long Term Deal has been formally ratified in Rhode Island and certain other conditions to the sale agreement have been met.

•	Separate to the Transaction, Wembley has also commenced a process for the disposal of its UK Gaming Division.

Commenting on the announcement, Claes Hultman, Chairman of Wembley, said:

“Whilst the completion of the sale of the US Gaming Division remains subject to a number of conditions, we believe this development is a positive step towards the maximisation of value for shareholders.”

There will be an analyst conference call at 9.00am today.  The dial in number is 020 8515 2319.  Should you require assistance please call Katie Beaumont on 020 7457 2044.

Enquiries

Wembley Claes Hultman Mark Elliott Eric Tracey	Tel:	020 8795 8003

Hawkpoint Paul Baines Vinay Ghai	Tel:	020 7665 4500

Merrill Lynch Mervyn Metcalf Derek Ross	Tel:	020 7628 1000

College Hill Matthew Smallwood Justine Warren	Tel:	020 7457 2020

Hawkpoint, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Wembley and no one else in relation to the Transaction and will not be responsible to anyone other than Wembley for providing the protections afforded to clients of Hawkpoint, nor for advising any other person in relation to the contents of this announcement or any matter referred to herein.

Merrill Lynch, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Wembley and no one else in relation to the Transaction and will not be responsible to anyone other than Wembley for providing the protections afforded to clients of Merrill Lynch, nor for advising any other person in relation to the contents of this announcement or any matter referred to herein.

This announcement, for which the directors of Wembley are responsible, has been issued by Wembley.

This summary should be read in conjunction with the full text of the attached announcement.

PRESS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

8 February 2005

WEMBLEY PLC

CONDITIONAL SALE AGREEMENT WITH BLB INVESTORS, L.L.C. IN RELATION TO WEMBLEY’S US GAMING DIVISION

Introduction

The Board of Wembley is pleased to announce that it has entered into a conditional sale agreement with BLB in relation to a potential sale of Wembley Inc., the holding company of the Group’s US Gaming Division (comprising Wembley’s operations in Rhode Island and Colorado).

The net purchase price for the US Gaming Division, after taking into account the cost to Wembley of repurchasing BLB’s 22 per cent shareholding in Wembley, will be US$339 million in cash.  Based on the current issued share capital (excluding BLB’s shareholding in Wembley), the net purchase price equates to approximately 674 pence per share at the current US$/£ exchange rate of 1.86.

The sale agreement is conditional upon, inter alia, BLB agreeing a definitive long-term revenue-sharing arrangement (the “Long Term Deal”) for the Lincoln Park operation with the appropriate Rhode Island authorities and its formal ratification by the Rhode Island State legislature and BLB entering into definitive financing arrangements with its lenders.  BLB has discussed outline terms of a Long Term Deal with certain key Rhode Island State officials.  The Governor, the President of the Senate and the Speaker of the House of Representatives yesterday issued a joint announcement supporting the acquisition of Lincoln Park by BLB and the concept of a Long Term Deal.  Copies of both this announcement and a press release issued by BLB are attached.  At this stage, there is no certainty that a Long Term Deal will ultimately be ratified.

The sale agreement envisages a reorganisation of certain Wembley subsidiaries (the “Lincoln Park Reorganisation”) to exclude from the companies being sold Lincoln Park, Inc., the entity that is subject to the Lincoln Park Litigation.

The sale agreement is also conditional upon, inter alia, the completion of the Lincoln Park Reorganisation, receipt of regulatory clearances from the Rhode Island Lottery Commission, the Rhode Island Department of Business Regulation and other relevant regulators together with approval of Wembley’s shareholders (other than BLB).  The sale agreement may be terminated by either party if completion of the Transaction has not occurred by 30 May 2005.

In view of the size of the Transaction, the fact that it constitutes a Related Party Transaction under the Listing Rules and the requirement for a special resolution to approve the proposed repurchase of BLB’s shareholding in Wembley, the Transaction is conditional, inter alia, upon the approval of Wembley shareholders (other than BLB).  It is intended that a circular providing further information on the Transaction and details of the Extraordinary General Meeting being convened to approve the Transaction will be posted to Shareholders in due course, but not before the Long Term Deal has been formally ratified in Rhode Island and certain other conditions to the sale agreement have been met.

Background to and reasons for the Transaction

Following the conclusion of a programme of disposing of non-core assets that included the disposal of Wembley Stadium in 1999 and the sale of the Wembley Complex in 2002, Wembley has become a focused track-based gaming group that is highly dependent upon the Lincoln Park operation in Rhode Island.  As a consequence of the risks associated with being so heavily dependent on a single profit source, the Wembley Board concluded that it would be in the best interests of shareholders to explore a possible sale of the Group.  Following discussions in 2003 with a number of parties interested in acquiring some or all of the Group’s assets, the Board announced in January 2004 an agreement with MGM MIRAGE (“MGM”) on the terms of a recommended cash acquisition of Wembley at a price of 750 pence per share, plus a share in a new company created to ring-fence the litigation associated with Lincoln Park, Inc.

In a subsequent auction process, BLB, which had by that stage acquired approximately 22 per cent of Wembley’s issued share capital at 800 pence per share, ultimately out-bid MGM, with a recommended offer in May to acquire all the remaining shares in the Company at 860 pence per share in cash, plus a contingent entitlement dependent on the outcome of the Lincoln Park Litigation.  On 5 July 2004, BLB announced that it was allowing its offer for Wembley to lapse on the basis that the valid acceptances which it had received. representing 83.1 per cent of Wembley’s share capital. represented less than 90 per cent of the shares to which the offer related as required under the terms of the offer.

Following the lapsing of BLB’s offer, the Wembley Board stated that it would continue to explore opportunities to maximise value for shareholders.  In this regard, confidential discussions have been taking place between Wembley and BLB regarding a possible sale to BLB of Wembley’s US Gaming Division, provided that a Long Term Deal could be agreed with the Rhode Island authorities on terms satisfactory to BLB and such terms being ratified by the Rhode Island legislature.  These discussions have culminated in the announcement of the Transaction.

Lincoln Park Litigation

An indictment was issued in September 2003 against Wembley’s Lincoln Park, Inc. subsidiary and two former Wembley executives.  This followed a Federal Grand Jury investigation into allegations relating to the preliminary consideration of a possible bonus or retainer to Lincoln Park’s long-standing legal attorney in Rhode Island.

In January 2004, Wembley announced (when Lincoln Park, Inc. faced 16 charges) that an agreement had been entered into with the US Attorney in Rhode Island which provided that, should Lincoln Park, Inc. be convicted at trial on all counts, the maximum aggregate fine that would be sought would be US$8 million.  This amount has been transferred into an escrow account.

In September 2004, a Grand Jury in Rhode Island issued a superseding indictment, which replaced the indictment issued in September 2003.  This superseding indictment contains 16 charges (previously 22), of which 10 are against Lincoln Park, Inc.  Otherwise, the substance of the charges against Lincoln Park, Inc. remained broadly the same.

The trial commenced on 31 January 2005 and is expected to last around four weeks.  Although the Board remains of the view that the allegations are without foundation and are being vigorously defended at trial, the Board has considered, inter alia, the potential impact of an adverse outcome at trial in assessing the terms and timing of the Transaction.

Principal terms and conditions of the Transaction

The Transaction has been structured as a disposal by Wembley’s wholly-owned subsidiary, Wembley Holdings Limited (“WHL”), of the entire issued share capital of its wholly-owned US subsidiary, Wembley Inc.  The purchaser is BLB’s wholly-owned US subsidiary, BLB Worldwide Holdings Inc.  Subject to obtaining shareholder approval, it is intended that Wembley will also repurchase BLB’s shareholding in Wembley.

Completion of the Transaction is subject to the satisfaction of a significant number of conditions, including the ratification of a Long Term Deal, the obtaining of all requisite regulatory approvals, BLB obtaining definitive financing from its lenders and approval of the Transaction by Wembley’s shareholders.  The sale agreement contains customary representations and warranties for a transaction of this kind but the only remedy which BLB will have for any breach of these representations and warranties (absent fraud or wilful or intentional misrepresentation) will be to terminate the sale agreement prior to completion if such a breach has a material adverse effect on Wembley and its subsidiaries taken as a whole.

The aggregate gross purchase price for the US Gaming Division is US$455 million, of which, US$339 million will be paid to WHL in cash at completion of the Transaction, subject to adjustment to the extent that there is less than US$5 million of cash in the balance sheet of Wembley Inc. and its subsidiaries at completion.  An adjustment will also be made, either to decrease the purchase price to the extent that Wembley Inc. and its subsidiaries’ net accounts receivable are less than minus US$1 million, or to increase the purchase price to the extent that such net accounts receivable are greater than US$3 million.

The remaining portion of the purchase price is to be satisfied by the delivery by BLB of a promissory note in the sum of US$116 million, which will be netted off against the purchase price for BLB’s shares in Wembley.

Information on the US Gaming Division

The US Gaming Division comprises Wembley’s operations in Rhode Island and Colorado.  Lincoln Park in Rhode Island is the major business through its operation of 2,543 VLTs.  Lincoln Park also stages live greyhound racing at its track as well as providing wagering opportunities on the televising of the racing of both greyhounds and horses.  The Colorado business owns and operates three greyhound-racing tracks and one horseracing track, together with an off-track betting operation.

A summary of the financial results of the US Gaming Division is given in the table below.

	Unaudited 6 months ended 30 June 2004	Audited year ended 31 December 2003	Audited year ended 31 December 2002
	£m	£m	£m
Turnover	33.1	72.4	76.7
Operating profit	16.0	34.4	37.9

	US$m	US$m	US$m
Turnover	60.3	118.4	115.1
Operating profit	29.2	56.3	56.9

As at 31 December 2003, the US Gaming Division had audited net assets of £109.4 million (excluding intercompany balances and investments and excluding all cash and borrowings).

Current trading and outlook

Trading at Lincoln Park in Rhode Island remained strong during 2004.  The average weekly VLT revenue during 2004 was US$5.8 million (2003: US$5.1 million), corresponding to growth of around 14 per cent.  As previously announced, Wembley’s share of VLT revenue reduced in the second half of 2004 to an effective rate of 26 per cent, down from 27 per cent.  Lincoln Park’s share of VLT revenue has therefore reduced by around 8 per cent compared to prior year, from an average of 28.75 per cent in 2003 (30.5 per cent in the first half of 2003 and 27 per cent in the second half) to an effective rate of 26.5 per cent in 2004.

Revenues from the pari-mutuel racing operations at both the Colorado and Lincoln Park tracks experienced further decline during 2004.  A detailed review is currently underway to ensure that the carrying value of the Group’s fixed assets remains appropriate in light of the continuing decline.  Particular attention will be focused on the carrying value of the Colorado tracks, which are currently valued at around US$45 million.  It is likely that the review will result in a material reduction in the carrying value of the Colorado tracks, with a non-cash impact on the profit and loss account.  The amount of the reduction is yet to be quantified.

Work has commenced on the refurbishment of part of the first floor area at Lincoln Park that will permit the installation of additional VLTs, bringing the total number operational to the maximum permitted of 3,002.  The refurbishment work is scheduled for completion in May 2005, at a cost estimated at US$6.2 million.

Sterling continued to strengthen against the US dollar during 2004 with an average exchange rate of £1: US$1.83 (2003: £1: US$1.64).  This will adversely impact the 2004 result by around £3.5 million.

The UK Gaming Division reported operating profit of £2.0 million in the first half of 2004 (2003: £1.4 million for the half year and £3.6 million for the full year).  The performance during the traditionally stronger second half of the year was slightly improved in 2004 over that achieved in 2003.

Trading at Lincoln Park has begun well in 2005 despite severe adverse weather disrupting the operation throughout much of January 2005.  Despite this, the average weekly VLT revenue at Lincoln Park for the first four weeks of 2005 increased to US$5.3 million (from 2,543 VLTs) from US$5.1 million in the corresponding period of 2004 (from 2,272 VLTs).

The net cash position of Wembley Group as at 31 December 2004 was £31.6 million, after making a contribution of £16 million into Wembley’s UK final salary pension scheme in December 2004.  After completion of the Transaction and if the UK Gaming Division is sold (see below), Wembley is likely to make a further, smaller payment to fully fund and close the pension scheme.

Wembley’s preliminary results for the year ended 31 December 2004 are expected to be issued towards the end of March 2005.

Possible disposal of UK Gaming Division

Separate to the Transaction, Wembley has commenced a process for the disposal of its UK Gaming Division.  Shareholders will be advised in due course of the outcome of this process.

Use of proceeds and the financial effects of the Transaction

The Transaction will generate net cash proceeds of approximately US$339 million before transaction expenses and after the repurchase of BLB’s shareholding in Wembley.  It is anticipated that no corporation tax on any gain will arise as a result of the Transaction and that the Board will return surplus cash to shareholders after completion of the Transaction.  The structure and timing of such return has yet to be determined.

Shareholder approval

It is intended that a circular convening an Extraordinary General Meeting of Wembley shareholders will be despatched in due course, but not before the Long Term Deal has been formally ratified in Rhode Island and certain other conditions to the sale agreement have been met.

Enquiries

Wembley Plc Claes Hultman Mark Elliott Eric Tracey	Tel:	020 8795 8003

Hawkpoint Paul Baines Vinay Ghai	Tel:	020 7665 4500

Merrill Lynch Mervyn Metcalf Derek Ross	Tel:	020 7628 1000

College Hill Matthew Smallwood Justine Warren	Tel:	020 7457 2020

Hawkpoint, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Wembley and no one else in relation to the Sale and will not be responsible to anyone other than Wembley for providing the protections afforded to clients of Hawkpoint, nor for advising any other person in relation to the contents of this announcement or any matter referred to herein.

Merrill Lynch, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Wembley and no one else in relation to the Sale and will not be responsible to anyone other than Wembley for providing the protections afforded to clients of Merrill Lynch, nor for advising any other person in relation to the contents of this announcement or any matter referred to herein.

This announcement, for which the directors of Wembley are responsible, has been issued by Wembley.

APPENDIX

The following principal definitions apply throughout this announcement unless the context requires otherwise:

“BLB”

BLB Investors, L.L.C., a Delaware limited liability company, which is 37.5 per cent owned by investment affiliates of Starwood Capital, 37.5 per cent owned by investment affiliates of Kerzner and 25 per cent owned by investment affiliates of Waterford and, where the context requires, references to BLB shall include references to any affiliates or associates of BLB

“Extraordinary GeneralMeeting”	the extraordinary general meeting of the Company to be held to approve the Transaction
“Hawkpoint”	Hawkpoint Partners Limited
“Lincoln Park Litigation”	the indictment (CR. No. 03-81 ML) against Lincoln Park, Inc. issued by the United States District Court for the District of Rhode Island
“Merrill Lynch”	Merrill Lynch International
“Operating profit”	earnings from continuing operations before exceptional items and before deduction of interest payments and income taxes
“Transaction”	the sale by Wembley of Wembley Inc. to BLB on the terms and conditions of the sale agreement, including the repurchase of BLB’s shareholding in Wembley
“UK Gaming Division”	GRA Limited, together with its subsidiary Perry Barr Greyhound Racing Club Limited, comprising Wembley’s greyhound racing operations in the UK
“US Gaming Division”	Wembley Inc., together with its subsidiaries, comprising Wembley’s operations in Rhode Island and Colorado
“VLT”	video lottery terminal

“Wembley” or “Company”	Wembley plc

“Wembley Board” or “Board”	the directors of Wembley

“Wembley Group” or “Group”	Wembley and its subsidiary undertakings

STATE OF RHODE ISLAND PRESS RELEASE

For immediate release:

February 7, 2005

BLB INVESTORS, LLC TO BUY LINCOLN PARK

STATE HOUSE, Providence - Governor Donald L. Carcieri, President of the Senate Joseph A. Montalbano (D - Dist. 17, Lincoln, North Providence Pawtucket), and Speaker of the House William J. Murphy (D - Dist. 26, West Warwick, Coventry, Warwick), today announced that BLB Investors, LLC has informed the state of its plans to purchase Lincoln Park from Wembley plc. The proposal would bring a needed investment in the infrastructure at Lincoln Park. The $560 million overall investment includes $125 million in infrastructure improvements, and $435 million to acquire Lincoln Park.

“We welcome BLB to Rhode Island,” said Senator Montalbano. “A long-term revenue framework is necessary for BLB to make a sizable investment in our state, and I look forward to working with my colleagues in the Senate, Speaker Murphy and the leadership in the House of Representatives, and Governor Carcieri to ensure that investment is made.”

Speaker Murphy said, “For the past two years, I have stated that a long-term deal with Lincoln Park and Newport Grand would be in the best financial interests of the State of Rhode Island. I am deeply concerned about the potential competition from the State of Massachusetts. The specifics as to any long-term deal with both facilities are premature. The details would have to be reviewed through public hearings in front of the House Finance Committee.”

Governor Carcieri said, “I’m pleased that we are on track to get a new owner at Lincoln Park. As part of the deal, BLB has asked the state to provide a long-term revenue contract. In order to facilitate the successful sale of Lincoln Park, I am willing to consider a long-term deal.

“BLB has also asked the state to authorize additional Video Lottery Terminals. I continue to be opposed generally to casino gambling in Rhode Island or to the expansion of gambling at the state’s current facilities. I will only consider new VLTs if three conditions are met.

“First, an expanded Lincoln Park must not include the hotels or convention facilities that could draw business away from the City of Providence. Second, any deal should provide the Narragansett Indian Tribe with a share of the revenues from any new VLTs for the Tribe’s economic development. Third, the balance of any revenues generated from new VLTs at Lincoln Park must be dedicated to property tax relief. These conditions would defend Rhode Island’s interest in the continued success of Lincoln Park, while protecting the City of Providence, helping the Narragansett Indian Tribe, and reducing Rhode Island’s high property tax burden.”

The proposal would likely include a long-term agreement, which Senator Montalbano has long sought, to stabilize how revenues from video lottery terminals are split among the State of Rhode Island, the Town of Lincoln, the lottery provider and the facility.

BLB PRESS RELEASE

For Immediate Release:

February 7, 2005

BLB INVESTORS, LLC Announces Plans to Purchase Lincoln Park

BLB agrees to invest $560 million in the Northern Rhode Island gaming facility

Providence, R.I. (Feb. 7, 2005) — BLB Investors, LLC (BLB) today announced its plans to purchase Lincoln Park from Wembley plc. The $560 million investment includes $125 million in infrastructure improvements and $435 million to acquire Lincoln Park.  In addition, BLB would acquire Wembley plc’s Colorado facilities for an additional $20 million.

“We welcome BLB to Rhode Island,” said the President of the Rhode Island Senate, Senator Joseph A. Montalbano (D–Dist. 17, Lincoln, North Providence Pawtucket).  Senator Montalbano added that “A long-term revenue framework is necessary for BLB to make a sizable investment in our state, and I look forward to working with my colleagues in the Senate, Speaker Murphy and the leadership in the House of Representatives, and Governor Carcieri to ensure that investment is made.”

BLB is a joint venture of affiliates of Kerzner International Limited, affiliates of Starwood Capital Group Global, LLC – a premier US based investment firm – and Waterford Group, LLC, a market leader in the gaming and hospitality industry.

 “BLB has been extremely impressed with the professionalism shown by those representing the State of Rhode Island’s interest in this matter,” said Len Wolman, a principal of BLB. “The terms we’ve discussed will not include a hotel, nor will it include a convention or other large meeting facilities. We strongly believe in complimenting Rhode Island’s existing resources, particularly the outstanding restaurants of Providence and the surrounding area, not competing with them. We look forward to establishing a long and mutually beneficial relationship with the State of Rhode Island,” added Mr. Wolman.

The Speaker of the Rhode Island House of Representatives, William J. Murphy (D-Dist. 26, West Warwick, Coventry, Warwick), commented, “For the past two years, I have stated that a long-term deal with Lincoln Park and Newport Grand would be in the best financial interests of the State of Rhode Island.  I am deeply concerned about the potential competition from the State of Massachusetts.  The specifics as to any long-term deal with both facilities are premature.  The details would have to be reviewed through public hearings in front of the House Finance Committee.”

In return for its investment commitment, BLB is proposing that it be granted authorization to increase the number of video lottery terminals at Lincoln Park from 3,002 to 4,752. Under this proposal that would remain in place for 18 years, the State of Rhode Island would continue to receive 60.4% of net terminal income from the existing 3,002 authorized video lottery terminals and would receive 63.25% of net terminal income from the additional 1,750 terminals. Under the proposal, BLB would continue to receive 28.85% of net terminal income from the existing 3,002 authorized video lottery terminals and would receive 26% of net terminal income on the additional machines.  BLB would continue to make payments to operators of racing activity at Lincoln from its share of the revenue.

In addition, under BLB’s proposal, The Town of Lincoln would continue to receive 1.25% of all net terminal income from both existing and new terminals. It would also enjoy better access to Lincoln Park after the State of Rhode Island provides road enhancements along Route 146.

Governor Donald L. Carcieri said, “I’m pleased that we are on track to get a new owner at Lincoln Park. As part of the deal, BLB has asked the state to provide a long-term revenue contract. In order to facilitate the successful sale of Lincoln Park, I am willing to consider a long-term deal.”

The Governor added:  “BLB has also asked the state to authorize additional Video Lottery Terminals. I continue to be opposed generally to casino gambling in Rhode Island or to the expansion of gambling at the state’s current facilities. I will only consider new VLTs if three conditions are met.

“First, an expanded Lincoln Park must not include the hotels or convention facilities that could draw business away from the City of Providence. Second, any deal should provide the Narragansett Indian Tribe with a share of the revenues from any new VLTs for the Tribe’s economic development. Third, the balance of any revenues generated from new VLTs at Lincoln Park must be dedicated to property tax relief. These conditions would defend Rhode Island’s interest in the continued success of Lincoln Park, while protecting the City of Providence, helping the Narragansett Indian Tribe, and reducing Rhode Island’s high property tax burden.”

BLB has also proposed the creation of an advisory committee that would consider programs and initiatives to benefit all constituencies and would recommend steps to coordinate Lincoln Park activities with state and municipal agencies to maximize the effectiveness of joint marketing campaigns benefiting both Lincoln Park and Rhode Island businesses. The advisory committee would include representatives of Lincoln Park’s ownership, the Town of Lincoln, The Rhode Island Convention Center Authority, Greater Providence Chamber of Commerce and the Providence Warwick Convention Visitors Bureau.

BLB would agree to a limitation on the use of Lincoln Park to avoid direct competition with the Rhode Island Convention Center and local hotel owners. Certain events would require coordination with the Providence Performing Arts Center.

Under BLB’s proposal, during the term, Lincoln Park would have parity of operation and taxation in gaming tax rate and all other gaming regulations with respect to all other approved gaming venues in Rhode Island.

In addition, Lincoln Park would continue to use union labor in its operations, and BLB would agree to enter into a Project Labor Agreement for any major improvements to Lincoln Park, assuming all the trade unions in the construction industry are party to the agreement.

The BLB acquisition is subject to various contingencies, including Wembley shareholder approval, regulatory approvals and finalization of the long-term revenue sharing agreement between Lincoln Park and the State of Rhode Island.  BLB has received binding commitments from its institutional lenders to provide the financing necessary for the acquisition and subsequent renovation of Lincoln Park, which commitments are subject to customary conditions as well as the documentation of the long-term arrangement with the State of Rhode Island.

Media Contacts:

BLB, LLC

Mike Doyle

RDW Group

(401) 374-4640

(401) 553-5102

mdoyle@rdwgroup.com